UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934 OR

ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-32305

Banco Itaú Chile

(Exact name of registrant as specified in its charter)

Av. Presidente Riesco 5537
Las Condes
Santiago, Chile.
+562 2660-1701

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

American Depositary Shares, each representing one-third of one Common Share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. Banco Itaú Chile (the “Company”) first became subject to the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on or about October 1, 2004, the date on which its Registration Statement on Form 20-F filed on September 24, 2004 (File No. 001-32305) relating to the common shares of the Company (the “Common Shares”) and its American Depositary Shares (“ADSs”) was declared effective by the Securities and Exchange Commission (the “Commission”). The ADSs, each currently representing one-third of one Common Share, commenced trading on the New York Stock Exchange (the “NYSE”) November 1, 2004. On November 9, 2023, the Company voluntarily filed a Form 25 with the Commission informing the Commission that the Company had determined to voluntarily delist the ADSs from listing on the NYSE.

B. The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this Form 15F. The Company has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form F-3 (File No. 333-257334) filed with the Securities and Exchange Commission on June 24, 2021 (the “F-3 Registration Statement”) and a related prospectus supplement dated October 4, 2021 (the “Offering”). The offering and sale of all securities offered and sold in the Offering was completed on November 18, 2021, and the date of the last sale of securities thereunder was November 18, 2021.

On November 20, 2023, the Company filed an automatically effective post-effective amendment to the F-3 Registration Statement to terminate the registration of unsold securities under the F-3 Registration Statement, which post-effective amendment became effective upon filing.

Item 3. Foreign Listing and Primary Trading Market

A. The Common Shares trade under the symbol “ITAUCL” on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. Prior to April 24, 2023, the symbol was “ITAUCORP.” The Santiago Stock Exchange constitutes the primary trading market for such securities.

B. The Common Shares were initially listed for trading on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange in November 2002. The Company has maintained these listings for at least 12 months preceding the filing of this Form 15F.

C. Approximately 97.6% of trading in the Common Shares occurred in Chile during the 12 months preceding the filing of this Form 15-F.

Item 4. Comparative Trading Volume Data

The Company’s trading volume data used to rely on Rule 12h-6(a)(4)(i) are as follows:

A. The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is November 21, 2022 to November 20, 2023.

B. During the 12-month period beginning November 18, 2022 and ending November 17, 2023, the average daily trading volume of the ADSs in the United States was 5,110 Common Shares and the average daily trading volume of the Common Shares and ADSs, considered as a single class of securities, on a worldwide basis was 213,225 Common Shares.

C. During the 12-month period beginning November 18, 2022 and ending November 17, 2023, the average daily trading volume of the ADSs in the United States was 2.4% as a percentage of the average daily trading volume of the Common Shares and ADSs, considered as a single class of securities, on a worldwide basis.

D. On November 9, 2023, the Company filed a Form 25 with the Commission to delist its ADSs from the NYSE. At such time, for the preceding 12-month period, the average daily trading volume of the ADSs in the United States was 3,710 Common Shares.

E. On November 3, 2023, the Company notified The Bank of New York Mellon that it will terminate its ADS program.

F. The Company used trading data from Bloomberg, L.P. to determine whether it meets the requirements of Rule 12h-6. The Company used the sources for trading volume information that it viewed as likely to have reliable information.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. As required by Rule 12h-6(h), the Company published a notice disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on the date hereof.

B. The notice was disseminated in the United States via GlobeNewswire. In addition, the notice (i) is attached as Exhibit 99.1 to this Form 15F, and (ii) was posted on the Company’s website and submitted to the Commission on Form 6-K via EDGAR on November 20, 2023.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company has published the information required by Rule 12g3-2(b)(1)(iii) on its Internet Web site at: https://ir.itau.cl.

PART III

Item 10. Exhibits

Attached as Exhibit 99.1 to this Form 15F is a copy of the notice, required by Rule 12h-6(h) (17 CFR 240.12h-6(h)), disclosing the Company’s intent to terminate its duty to file reports under section 13(a) and 15(d) of the Exchange Act.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Banco Itaú Chile has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Banco Itaú Chile certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: November 20, 2023

BANCO ITAÚ CHILE

	By:	/s/ Cristián Toro Cañas
Name: Cristián Toro Cañas
Title: General Counsel

EXHIBIT LIST

Exhibit	Description

99.1	Press release dated November 20, 2023.